NO ACT

PE
12-10-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10010412

January 4, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 01-04-2010

Kimberly L. Wilkinson
Latham & Watkins LLP
505 Montgomery Street, Suite 2000
San Francisco, CA 94111-6538

Re: Safeway Inc.
Incoming letter dated December 10, 2009

Dear Ms. Wilkinson:

This is in response to your letter dated December 10, 2009 concerning the shareholder proposal submitted to Safeway by Nick Rossi. We also have received letters on the proponent's behalf dated December 27, 2009 and January 1, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 4, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated December 10, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each applicable governing document to give holders of 10% of Safeway's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

There appears to be some basis for your view that Safeway may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Safeway seeking approval of amendments to Safeway's governing documents to allow shareholders who hold 25% of Safeway's outstanding shares the right to call a special shareholder meeting. You also represent that the proposal and the proposed amendments sponsored by Safeway directly conflict because they include different thresholds for the percentage of shares required to call a special shareholder meeting. You indicate that the proposal and the matter sponsored by Safeway present alternative and conflicting decisions for shareholders. Accordingly, we will not recommend enforcement action to the Commission if Safeway omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Nick Rossi's Rule 14a-8 Proposal
Safeway Inc. (SWY)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the December 10, 2009 no action request.

If the company is allowed to dodge publishing this rule 14a-8 proposal, calling for 10% of holders to call a special meeting, by taking steps to include text in its charter for holders of 25% of outstanding shares to have the right to call a special meeting, then what would prevent the company from responding to a similar 2011 proposal by changing the charter percentage to 22%, 24% or 30% to dodge publication of this proposal topic again.

What would have prevent the company from thus having an evergreen method to forever dodge publication of this rule 14a-8 proposal topic, calling for 10% of holders to call a special meeting, in any material way.

A further response is under preparation.

Sincerely,



John Chevedden

cc:
Nick Rossi

Laura Donald <Laura.Donald@safeway.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 1, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Nick Rossi's Rule 14a-8 Proposal
Safeway Inc. (SWY)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This further responds to the December 10, 2009 no action request.

The company has the burden under Rule 14a-8(g) of establishing that an exemption applies:
Rule 14a-8(g)
Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?
Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

In *Cypress Semiconductor* (March 11, 1998), reconsideration denied (April 3, 1998) and *Genzyme* (March 20, 2007), the Division denied no-action relief as to golden parachute and board diversity proposals, respectively, even though there appeared to be direct conflicts as to the content of the proposals, when it appeared that the company in each case had put forward the management proposal as a device to exclude the shareholder proposal.

In this case, there is no indication that the board of directors adopted the management proposal here prior to receipt of the shareholder proposal. The company has thus failed to carry its burden of proving that this proposal may be omitted under Rule 14a-8(i)(9). At a minimum, the Division should not grant no-action relief to a company that fails to make an affirmative showing as to the timing of a management proposal that may have been adopted purely as a defensive maneuver to create a conflict.

This is especially true when the management proposal is a binding proposal and the shareholder proposal is not binding, but merely recommends an enhanced course on the same topic and can be adopted prospectively even if the management proposal should pass.

There appears to be no conflict in this case. Shareholders may well favor and vote for a proposal to enhance voting rights at a 25% level, but they may also favor adoption of a lower threshold of 10%. Adoption of the two resolutions would not create a conflict in that situation, but would set the new level at 25% and advise the board that the shareholders would prefer a lower threshold. That is not a conflict, but a statement of preference, and management should not be allowed to short-circuit productive dialogue between shareholders and the board by letting a defensive maneuver trump an otherwise legitimate shareholder proposal.

Although the company cited no-action decisions such as Becton Dickinson in which similar proposals were excluded, the proponents there did not cite these earlier precedents, which the Division has not overruled or modified and thus remain good law.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Nick Rossi

Laura Donald <Laura.Donald@safeway.com>

505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
www.lw.com

LATHAM&WATKINS LLP

FIRM / AFFILIATE OFFICES
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December 10, 2009

VIA E-MAIL
shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Safeway Inc. 2010 Annual Meeting: Omission of Shareholder Proposal by Nick Rossi Pursuant to Rule 14a-8**

Ladies and Gentlemen:

We are writing on behalf of Safeway Inc., a Delaware corporation ("Safeway"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude a shareholder proposal and supporting statement from Safeway's proxy materials for its 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials"). Mr. Nick Rossi, naming Mr. John Chevedden as his designated representative (together, the "Proponent"), submitted the proposal and his supporting statement (collectively, the "Proposal").

In accordance with Rule 14a-8(j) and guidance found in Staff Legal Bulletin No. 14D, we have filed this letter via electronic submission with the Securities and Exchange Commission (the "Commission") not fewer than 80 days before Safeway intends to file its definitive 2010 Proxy Materials with the Commission. A copy of this letter, together with enclosures, is being emailed and mailed to the Proponent to notify the Proponent on behalf of Safeway of Safeway's intention to omit the Proposal from its 2010 Proxy Materials. A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Safeway pursuant to Rule 14a-8(k).

I. THE PROPOSAL

On November 27, 2009[1], Safeway received a letter from the Proponent via e-mail that contains the following proposal:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.[2]

We respectfully request on behalf of Safeway confirmation that the Staff will not recommend any enforcement action if the Proposal is omitted from Safeway's 2010 Proxy Materials.

II. BASIS FOR EXCLUSION

Safeway believes that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal will directly conflict with one of Safeway's own proposals that will be included in the 2010 Proxy Materials.

III. ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Company Proposal.

A company may properly exclude a proposal from its proxy materials under Rule 14a-8(i)(9) "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 34-40018 (May 21, 1998, n. 27).

Safeway's certificate of incorporation currently allows shareholders owning a majority of the outstanding capital stock to call special meetings. Specifically, Article VIII of Safeway's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), provides: "Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors, the Chairman of the Board of Directors, the

---

[1] Mr. Rossi submitted a proposal on October 21, 2009, which is included in Exhibit A. He submitted another proposal on November 27, 2009. Mr. Rossi confirmed in writing at Safeway's request on December 1, 2009 that the proposal submitted on November 27, 2009 superseded the proposal submitted on October 21, 2009. Copies of all such correspondence are attached as Exhibit A.

[2] We have attempted to reproduce the proposal as it appears in the original. Please see Exhibit A for an exact copy.

President or the stockholders owning a majority in amount of the entire capital stock of the Corporation issued and outstanding, and entitled to vote."

Safeway intends to submit a proposal for a shareholder vote at its 2010 Annual Meeting of Shareholders (the "2010 Annual Meeting") to amend Safeway's Certificate of Incorporation and its bylaws to allow shareholders who hold 25% of Safeway's outstanding shares the right to call a special meeting of shareholders (the "Amendments"). The Amendments will directly conflict with the Proposal's request that Safeway's Board of Directors amend the bylaws and each applicable governing document to give holders of 10% of the shares outstanding the power to call a special shareholder meeting.

The Staff has consistently stated that, where a shareholder proposal and a company-sponsored proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9), noting in several instances that presenting both matters for a vote could produce inconsistent and ambiguous results. In response to *Becton, Dickinson and Company* (avail. Nov. 12, 2009), the Staff concurred in the exclusion of a shareholder proposal requesting that Becton amend its bylaws and each appropriate governing document to give holders of 10% of Becton's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings, since Becton represented that it would seek shareholder approval of a bylaw amendment to permit holders of 25% of Becton's outstanding common stock to call a special shareholder meeting, and the Staff noted that the shareholder proposal and the matter sponsored by Becton presented alternative and conflicting decisions for shareholders and that submitting both proposals to a vote at the same shareholder meeting could provide inconsistent and ambiguous results. Similarly, in response to *H.J. Heinz Company* (avail. May 29, 2009), the Staff concurred in the exclusion of a shareholder proposal requesting that Heinz amend its bylaws and each appropriate governing document to give holders of 10% of Heinz's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings, since Heinz represented that it would seek shareholder approval of a bylaw amendment to permit holders of 25% of Heinz's outstanding common stock to call a special shareholder meeting, and the Staff noted that the shareholder proposal and the matter sponsored by Heinz presented alternative and conflicting decisions for shareholders and that submitting both proposals to a vote at the same shareholder meeting could provide inconsistent and ambiguous results. *See also EMC Corporation* (avail. Feb. 24, 2009) (the Staff concurred with exclusion of a shareholder proposal requesting that EMC amend its bylaws and each appropriate governing document to give holders of 10% of EMC's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings, since EMC represented that it would seek shareholder approval of a bylaw amendment to permit holders of 40% of EMC's outstanding common stock to call a special shareholder meeting); *International Paper Company* (avail. Mar. 17, 2009) (the Staff concurred with exclusion of a shareholder proposal requesting that International Paper amend its bylaws and each appropriate governing document to give holders of 10% of International Paper's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareholder meetings, since International Paper represented that it would seek shareholder approval of a bylaw amendment to permit holders of 40% of its outstanding common stock to call a special shareholder meeting); and *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) (the Staff concurred with exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of Gyrodyne's shares eligible to vote at that meeting because it conflicted with a company proposal seeking shareholder approval of a bylaw amendment requiring the holders of at least 30% of the shares to call such meetings).

Given Safeway's representation that it will seek shareholder approval of the Amendments, the instant facts are substantially similar to the facts in *Becton*, *Heinz*, *EMC*, *International Paper* and *Gyrodyne*. The Proposal requests a 10% ownership threshold to call a special meeting, and the Amendments would, if approved, institute a 25% ownership threshold to call a special meeting. As was the case in the cited no-action letter precedent, the Proposal and the Amendments will directly conflict, as Safeway cannot institute a share ownership threshold required to call a special meeting of the shareholders that is at once 10% and 25%. Submitting both proposals to shareholders at the 2010 Annual Meeting will, therefore, present alternative and conflicting decisions for shareholders and provide inconsistent and ambiguous results.

Based on the foregoing, Safeway respectfully requests that the Staff concur that Safeway may exclude the Proposal under Rule 14a-8(i)(9) because the Proposal will directly conflict with the Amendments.

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposal from its 2010 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (415) 395-8087.

Very truly yours,



Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Mr. Nick Rossi
Mr. John Chevedden
Mr. Robert Gordon, Esq.
Ms. Laura Donald, Esq.

SF\729634.3

EXHIBIT A

Nick Rossi

FISMA & OMB Memorandum M-07-16

Mr. Steven A. Burd
Chairman
Safeway Inc. (SWY)
5918 Stoneridge Mall Rd
Pleasanton CA 94588

Dear Mr. Burd,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,





Rule 14a-8 Proposal Proponent since the 1980s

cc: Robert Gordon <Robert.Gordon@safeway.com>
Corporate Secretary

Marcy Schmidt <Marcy.Schmidt@safeway.com>
Phone: 925-467-3756
Fax: 925-467-3214
FX: 925 467-3321

[SWY: Rule 14a-8 Proposal, October 21, 2008]

3 [number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board in maintaining its current power to call a special meeting.

This proposal topic won more than 60% support at our 2009 annual meeting and proposals often obtain higher votes on subsequent submissions. This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Alaska Air (ALK), Safeway (SWY), Motorola (MOT), R. R. Donnelley (RRD) and Mattel (MAT). Nick Rossi, William Steiner and John Chevedden sponsored these proposals.

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance. In 2008 and 2009 the following governance and performance issues were identified:

A great portion of our CEO's Steven Burd total realized 2007 pay was a result of $63 million in value realized on the exercise of options.

Five directors had at least a decade of tenure, including our CEO. This factor created the perception of an entrenched CEO, supported by a small but powerful group of equally entrenched directors, along with raising concerns about board independence, director recruitment, and succession planning. Directors with a decade of tenure also held seven seats on our three key board committees. Yet five of our directors served on no other significant corporate boards – experience concern. Source: The Corporate Library www.thecorporatelibrary.com, an independent investment research firm.

Kenneth Oder, who also owned zero Safeway stock, was on our audit committee. From 1993 to 2000, Mr. Oder was a Safeway Vice President. Mr. Oder's audit committee status raised concerns about independent oversight of internal financial reporting.

Our directors also served on boards rated "D" by The Corporate Library: Frank Herringer, Amgen (AMGN) and Charles Schwab (SCHW); Paul M. Hazen (our Lead Director), KKR Financial Holdings (KFN) and Steven Burd (our CEO), Kohl's (KSS).

Our 2008 annual meeting was arguably held at 8:00 a.m. in Hawaii to avoid shareholders. We had no shareholder right to cumulative voting, to call a special meeting or an independent board chairman.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [number to be assigned by the company]

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

From:	Marcy Schmidt [Marcy.Schmidt@safeway.com]
Sent:	Wednesday, October 21, 2009 11:21 AM
To:	***FISMA & OMB Memorandum M-07-16***
Cc:	Wilkinson, Kim (SF)
Subject:	Stockholder Proposal
Attachments:	Stockholder Proposal.pdf

Hello Mr. Chevedden,

Per Laura Donald's request I am attaching the following, "Stockholder Proposal." If you have any questions please call Laura Donald at (925) 469-7586.

Thank you!

Marcy Schmidt
Administrative Assistant
Safeway Inc.-Legal Division
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229
Phone: 925-467-3756
Fax: 925-467-3214
Marcy.schmidt@safeway.com

SAFEWAY

October 21, 2009

BY CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Nick Rossi

FISMA & OMB Memorandum M-07-16

BY EMAIL

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal

Dear Mr. Rossi and Mr. Chevedden:

We received Mr. Rossi's letter submitting a proposal for consideration at Safeway Inc.'s 2010 Annual Meeting of Stockholders. Mr. Rossi's letter indicates that Rule 14a-8 requirements are intended to be met, including the continuous ownership of the required stock value until after the date of the applicable stockholder meeting. Mr. Rossi's name does not appear in the Company's records as a stockholder, and we have not received from either of you the appropriate verification of ownership of Safeway Inc. shares. As such, your proposal does not meet the requirements of Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended.

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to the Company by submitting:

- either:
    - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or
    - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

- your written statement that you intend to continue holding the shares through the date of the Company's annual or special meeting.

In order for your proposal to be properly submitted, you must provide us with the proper written evidence that you meet the share ownership and holding requirements of Rule 14a-8(b). To comply with Rule 14a-8(f), you must transmit your response to this notice of a procedural defect within 14 calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding stockholder proposals.

Very truly yours,



Laura A. Donald

cc: Kimberly L. Wilkinson (Latham & Watkins)

Enclosure

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, edule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated ns, reflecting your ownership of the shares as of or before the date on which the one-year ibility period begins. If you have filed one of these documents with the SEC, you may demtrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change 'our ownership level;

(B) Your written statement that you continuously held the required number of shares for the -year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the : of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular reholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most :s find the deadline in last year's proxy statement. However, if the company did not hold an ual meeting last year, or has changed the date of its meeting for this year more than 30 days n last year's meeting, you can usually find the deadline in one of the company's quarterly)rts on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment comies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid troversy, shareholders should submit their proposals by means, including electronic means, that nit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a ılarly scheduled annual meeting. The proposal must be received at the company's principal :utive offices not less than 120 calendar days before the date of the company's proxy statement ased to shareholders in connection with the previous year's annual meeting. However, if the ıpany did not hold an annual meeting the previous year, or if the date of this year's annual :ting has been changed by more than 30 days from the date of the previous year's meeting, then deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly :duled annual meeting, the deadline is a reasonable time before the company begins to print and 1 its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements lained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the ıpany must notify you in writing of any procedural or eligibility deficiencies, as well as of the : frame for your response. Your response must be postmarked, or transmitted electronically, no r than 14 days from the date you received the company's notification. A company need not vide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to mit a proposal by the company's properly determined deadline. If the company intends to lude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with ›py under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to im-·ment the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's linary business operations;

(8) ***Relates to Election:*** If the proposal relates to a nomination or an election for membership the company's board of directors or analogous governing body or a procedure for such nomi-ion or election;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the npany's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the posal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously sub-ted to the company by another proponent that will be included in the company's proxy materials the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as ther proposal or proposals that has or have been previously included in the company's proxy terials within the preceding 5 calendar years, a company may exclude it from its proxy terials for any meeting held within 3 calendar years of the last time it was included if the posal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously hin the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or re previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock ·dends.

(j) Question 10: What procedures must the company follow if it intends to exclude my posal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons ı the Commission no later than 80 calendar days before it files its definitive proxy statement and n of proxy with the Commission. The company must simultaneously provide you with a copy of its mission. The Commission staff may permit the company to make its submission later than 80 days ›re the company files its definitive proxy statement and form of proxy, if the company demonstrates d cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which ıld, if possible, refer to the most recent applicable authority, such as prior Division letters issued er the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or ign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

[The next page is 5731.]

From: Marcy Schmidt [Marcy.Schmidt@safeway.com]
Sent: Wednesday, October 21, 2009 11:24 AM
To: olmsted
Cc: Wilkinson, Kim (SF)
Subject: Stockholder Proposal
Attachments: Stockholder Proposal.pdf

Hello Mr. Chevedden,

Per Laura Donald's request I am attaching the following, "Stockholder Proposal." If you have any questions please call Laura Donald at (925) 469-7586.

Thank you!

Marcy Schmidt
Administrative Assistant
Safeway Inc.-Legal Division
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229
Phone: 925-467-3756
Fax: 925-467-3214
Marcy.schmidt@safeway.com



October 21, 2009

BY CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Nick Rossi

FISMA & OMB Memorandum M-07-16

BY EMAIL

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal

Dear Mr. Rossi and Mr. Chevedden:

We received Mr. Rossi's letter submitting a proposal for consideration at Safeway Inc.'s 2010 Annual Meeting of Stockholders. Mr. Rossi's letter indicates that Rule 14a-8 requirements are intended to be met, including the continuous ownership of the required stock value until after the date of the applicable stockholder meeting. Mr. Rossi's name does not appear in the Company's records as a stockholder, and we have not received from either of you the appropriate verification of ownership of Safeway Inc. shares. As such, your proposal does not meet the requirements of Rule 14a-8(b) of the Securities Exchange Act of 1934, as amended.

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to the Company by submitting:

- either:
  - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

- your written statement that you intend to continue holding the shares through the date of the Company's annual or special meeting.

In order for your proposal to be properly submitted, you must provide us with the proper written evidence that you meet the share ownership and holding requirements of Rule 14a-8(b). To comply with Rule 14a-8(f), you must transmit your response to this notice of a procedural defect within 14 calendar days of receiving this notice. For your information, we have attached a copy of Rule 14a-8 regarding stockholder proposals.

Very truly yours,



Laura A. Donald

cc: Kimberly L. Wilkinson (Latham & Watkins)

Enclosure

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, edule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated ns, reflecting your ownership of the shares as of or before the date on which the one-year ibility period begins. If you have filed one of these documents with the SEC, you may demtrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change 'our ownership level;

(B) Your written statement that you continuously held the required number of shares for the -year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the : of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular reholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most :s find the deadline in last year's proxy statement. However, if the company did not hold an ual meeting last year, or has changed the date of its meeting for this year more than 30 days n last year's meeting, you can usually find the deadline in one of the company's quarterly orts on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment comies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid troversy, shareholders should submit their proposals by means, including electronic means, that nit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a ılarly scheduled annual meeting. The proposal must be received at the company's principal cutive offices not less than 120 calendar days before the date of the company's proxy statement ased to shareholders in connection with the previous year's annual meeting. However, if the ıpany did not hold an annual meeting the previous year, or if the date of this year's annual ;ting has been changed by more than 30 days from the date of the previous year's meeting, then deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly eduled annual meeting, the deadline is a reasonable time before the company begins to print and d its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements lained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the ıpany must notify you in writing of any procedural or eligibility deficiencies, as well as of the : frame for your response. Your response must be postmarked, or transmitted electronically, no r than 14 days from the date you received the company's notification. A company need not vide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to mit a proposal by the company's properly determined deadline. If the company intends to lude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with ›py under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to im-·ment the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's linary business operations;

(8) ***Relates to Election:*** If the proposal relates to a nomination or an election for membership the company's board of directors or analogous governing body or a procedure for such nomi-ion or election;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the npany's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the ·posal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously sub-ted to the company by another proponent that will be included in the company's proxy materials the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as ıther proposal or proposals that has or have been previously included in the company's proxy terials within the preceding 5 calendar years, a company may exclude it from its proxy terials for any meeting held within 3 calendar years of the last time it was included if the posal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously hin the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or re previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock ·dends.

(j) Question 10: What procedures must the company follow if it intends to exclude my posal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons ı the Commission no later than 80 calendar days before it files its definitive proxy statement and n of proxy with the Commission. The company must simultaneously provide you with a copy of its mission. The Commission staff may permit the company to make its submission later than 80 days ›re the company files its definitive proxy statement and form of proxy, if the company demonstrates d cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which ıld, if possible, refer to the most recent applicable authority, such as prior Division letters issued er the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or ign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

[The next page is 5731.]

3558 Round Barn Blvd.
Suite 201
Santa Rosa, CA 95403
direct 707 524 1000
fax 707 524 1099
toll free 800 827 2655

MorganStanley
SmithBarney

October 22, 2009

Nick Rossi

FISMA & OMB Memorandum M-07-16

RE:
Transfer on Death Account

To: Nick Rossi

All quantities are held long in the above noted account of Nick Rossi as of the date of this letter.

3M Company
Held 1000 shares, deposited 07/09/2002

AEGON NV ADR
Held 3000 shares, deposited 05/16/2002

AT&T INC
Held 1054 shares, since 09/30/2008

BAKER HUGHES INC
Held 1000 shares, deposited 05/16/2002

BANK OF AMERICA CORP
Held 2000 shares, purchased 11/25/2003

BRISTOL MYERS SQUIBB CO
Held 3000 shares, deposited 05/23/2002

CEDAR FAIR LP DEP UNIT
Held 2000 shares, deposited 05/22/2002

DAIMLER AG
Held 1683 shares, deposited 05/22/2002

DYNEGY INC DEL CL A
Held 1000 shares, purchased 12/10/2004

FORTUNE BRANDS INC
Held 1652 shares, deposited 05/16/2002

GENUINE PARTS CO
Held 1000 shares, deposited 05/16/2002

HSBC HOLDINGS PLC 8.125%
Held 1000 shares, purchased 04/02/2008

HUBBELL INC A
Held 1000 shares, deposited 05/16/2002

Post-it® Fax Note 7671	Date 10-25-09 # of pages ▶
To Laura Donald	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 925-467-3214	Fax #

IBERDROLA SA SPON ADR
Held 347 shares, deposited 04/27/2007

MARATHON OIL CO
Held 600 shares, deposit 08/15/2002

MERCK & CO
Held 500 shares, purchased 10/05/2004

MOTORS LIQUIDATION CO (Previously General Motors)
Held 525 shares, deposited 05/16/2002

PFIZER INC
Held 500 shares, purchased 1/18/2005

PG&E CORPORATION
Held 600 shares, deposited 07/09/2002

PLUM CREEK TIMBER CO INC REI
Held 1000 shares, deposited 07/09/2002



SAFEWAY INC COM NEW
Held 1000 shares, purchased 01/06/2005

SCHERING PLOUGH CORP
Held 1000 shares, purchased 10/04/2002

SERVICE CORP INT
Held 2000 shares, deposited 07/09/2002

SUBN PROPANE PTNRS LP
Held 1000 shares, purchased 03/04/2009

TEPPCO PARTNERS L P
Held 1000 shares, deposited 07/09/2002

TERRA NITROGEN CO LP COM UNIT
Held 500 shares, deposited 07/09/2002

UGI CORPORATION NEW COM
Held 3000 shares, deposited 07/09/2002

UIL HLDGS CORP
Held 1666 shares, deposited 07/09/2002

UNILEVER PLC (NEW) ADS
Held 1800 shares, deposited 07/09/2002

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,



Mark S Christensen
Financial Advisor

Nick Rossi

FISMA & OMB Memorandum M-07-16

Mr. Steven A. Burd
Chairman
Safeway Inc. (SWY)
5918 Stoneridge Mall Rd
Pleasanton CA 94588

NOVEMBER 27, 2009

Dear Mr. Burd,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,





Rule 14a-8 Proposal Proponent since the 1980s

cc: Robert Gordon <Robert.Gordon@safeway.com>
Corporate Secretary

Marcy Schmidt <Marcy.Schmidt@safeway.com>
Phone: 925-467-3756
Fax: 925-467-3214
FX: 925 467-3321

[SWY: Rule 14a-8 Proposal, October 21, 2009, November 27, 2009]
3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at our 2009 annual meeting and proposals often obtain higher votes at subsequent elections. This proposal topic won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Alaska Air (ALK), Safeway (SWY), Motorola (MOT), R. R. Donnelley (RRD) and Mattel (MAT). Nick Rossi, William Steiner and John Chevedden sponsored these proposals.

The merit of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvement in our company's 2008 and 2009 reported corporate governance status:

A great portion of our CEO's Steven Burd total 2007 pay resulted from $63 million in value realized on the exercise of options.

Five directors had at least a decade of tenure, including our CEO. This created the perception of an entrenched CEO, supported by a small but powerful group of equally entrenched directors, plus raising concerns about board independence, director recruitment and succession planning. Directors with a decade of tenure also held seven seats on our three key board committees. Source: The Corporate Library www.thecorporatelibrary.com, an independent investment research firm.

Yet five of our directors served on no other significant corporate boards – experience concern. Kenneth Oder, who also owned zero Safeway stock, was on our audit committee. Mr. Oder was a Safeway Vice-President for 7-years. Mr. Oder's audit committee status raised concerns about independent oversight of internal financial reporting.

Our directors also served on boards rated "D" by The Corporate Library: Steven Burd (our CEO), Kohl's (KSS); Paul Hazen (our Lead Director), KKR Financial (KFN) and Frank Herringer, Amgen (AMGN) and Charles Schwab (SCHW).

Our 2008 Hawaii annual meeting was arguably held at 8:00 a.m. to inconvinece shareholders. We had no shareholder right to cumulative voting, to vote on executive pay, an independent board chairman or a lead director with less than 19-years tenure.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
Nick Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

From: Marcy Schmidt [Marcy.Schmidt@safeway.com]
Sent: Tuesday, December 01, 2009 3:38 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Wilkinson, Kim (SF); Laura Donald
Subject: Stockholder Proposal-Rossi
Attachments: Stockholder Proposal-Rossi.pdf

Hello Mr. Chevedden,

Per Laura Donald's request I am attaching the following, "Stockholder Proposal-Rossi." If you have any questions please call Laura Donald at (925) 469-7586.

Thank you!

Marcy Schmidt
Administrative Assistant
Safeway Inc.-Legal Division
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229
Phone: 925-467-3756
Fax: 925-467-3214
Marcy.schmidt@safeway.com



December 1, 2009

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Nick Rossi

FISMA & OMB Memorandum M-07-16

BY EMAIL

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal

Dear Mr. Rossi and Mr. Chevedden:

We received Mr. Rossi's letter, dated November 27,2009, submitting a stockholder proposal for consideration at Safeway Inc.'s 2010 Annual Meeting of Stockholders (the "Second Proposal"). However, we previously had received a letter from Mr. Rossi, on October 21,2009, which submitted a stockholder proposal for consideration at Safeway's 2010 Annual Meeting (the "First Proposal"). Rule 14a-8(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), states that, "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Because Mr. Rossi had already submitted one proposal to Safeway, the First Proposal, Mr. Rossi's submission of the Second Proposal does not meet the requirements of Rule 14a-8(c) of the Exchange Act and may be excluded from Safeway's proxy materials for its 2010 Annual Meeting of Stockholders. Alternatively, please confirm whether Mr. Rossi is withdrawing his submission of the First Proposal and instead intends to submit the Second Proposal as his "one proposal" to be submitted to Safeway for its 2010 Annual Meeting of Stockholders.

In order for the Second Proposal to be properly submitted, Mr. Rossi must withdraw his submission of the First Proposal so that the Second Proposal may meet the requirements of Rule 14a-8(c). To comply with Rule 14a-8(f), you must transmit your response to this notice of a procedural defect within 14 calendar days of receiving this notice.

Additionally, assuming that Mr. Rossi withdraws the First Proposal and intends to submit the Second Proposal as his "one proposal" to be submitted to Safeway for its 2010 Annual Meeting of Stockholders, Mr. Rossi's cover letter to the Second Proposal indicates that Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

the date of the applicable shareholder meeting. However, Mr. Rossi's name does not appear in the Company's records as a stockholder, and we have not received from you the appropriate verification of ownership of Safeway Inc. shares. As such, the Second Proposal does not meet the requirements of Rule 14a-8(b) of the Exchange Act.

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to the Company by submitting:

- either:
  - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or
  - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
- your written statement that you intend to continue holding the shares through the date of the Company's annual or special meeting.

In order for the Second Proposal to be properly submitted, in addition to the withdrawal of the First Proposal, Mr. Rossi must provide us with the proper written evidence that he meets the share ownership and holding requirements of Rule 14a-8(b) with respect to the Second Proposal. Again, to comply with Rule 14a-8(f), you must transmit your response to this notice of a procedural defect within 14 calendar days of receiving this notice. We have attached a copy of Rule 14a-8 regarding stockholder proposals.

Very truly yours,



Laura A. Donald

cc: Kimberly Wilkinson (Latham & Watkins)

Enclosure

Note 1 *to* § *240. 14a-7.* Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternati ve distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 *to* § *240.1 4a-7.* When providing the information required by Exchange Act Rule 14a-7(a)(l)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(l), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 *to* § *240.14a-7.* If the registrant is sending the reguestingsecurity holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240. 14a-16, the registrant must accommodate that request.

Rule Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, edule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated ns, reflecting your ownership of the shares as of or before the date on which the one-year .ibility period begins. If you have filed one of these documents with the SEC, you may demtrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change 'our ownership level;

(B) Your written statement that you continuously held the required number of shares for the -year period as of the elate of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the : of the company's annual or special meeting.

(c) Question 3: How many proposals I submit?

Each shareholder may submit DO more than one proposal to a company for a particular reholders' meeting.

(d) Question 4: How long can my

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most :s find the deadline in last year's proxy statement. However, if the company did not hold an ual meeting last year, or has changed the date of its meeting for this year more than 30 days n last year's meeting, you can usually find the deadline in one of the company's quarterly)rts on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment comies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid troversy, shareholders should submit their proposals by means, including electronic means, that nit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a ilarly scheduled annual meeting. The proposal must be received at the company's principal cutive offices not less than 120 calendar days before the date of the company's proxy statement ased to shareholders in connection with the previous year's annual meeting. However, if the ipany did not hold an annual meeting the previous year, or if the date of this year's annual .ting has been changed by more than 30 days from the date of the previous year's meeting, then deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly eduled annual meeting, the deadline is a reasonable time before the company begins to print and j its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements lained in answers to Questions 1 through 4 of this Rule 14a-81

(1) The company may exclude your proposal, but only after it has notified you of the problem, you have failed adequately to correct it. Within 14 calendar days of recei ving your proposal, the ipany must notify you in writing of any procedural or eligibility deficiencies, as well as of the : frame for your response. Your response must be postmarked, or transmitted electronically, no r than 14 days from the date you received the company's notification. A company need not vide you such notice of a deficiency if the deficiency be remedied, such as if you fail to mit a proposal by the company,s properly determined deadline. If the company intends to lude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with)py under Question 10 below, Rule 14a-8(j).

(2) If you fail in YOLlr to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting ill whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases maya company rely to exclude my proposal?

(1) Improper Under State Law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to im-.ment the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's linary business operations;

(8) Relates to Election: If the proposal relates to a nomination or an election for membership the company's board of directors or analogous governing body or a procedure for such nomi-ion or election;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the npany's own proposals to be submitted to shareholders at the same meeting;

> *Note to paragraph 0)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the 'posal;

(11) Duplication: If the proposal substantially duplicates another proposal previously sub-ted to the company by another proponent that wilJ be included in the company's proxy materials the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as .ther proposal or proposals that has or have been previously included in the company's proxy terials within the preceding 5 calendar years, a company may exclude it from its proxy terials for any meeting held within 3 calendar years of the last time it was included if the posal received:

(i) Less than 3% of the vote *if* proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously hin the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or re previously within the preceding 5 calendar years; and

(13) Specific Amount of Dividends: If the proposal relates to specific arnounts of cash or stock idends.

(j) Question 10: What procedures must the company follow if it intends to exclude my posal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons ı the Commission no later than 80 calendar days before it files its definitive proxy statement and n of proxy with the Commission. The company must simultaneously provide you with a copy of its mission. The Commission staff may permit the company to make its submission later than 80 days ire the company files its definitive proxy statement and form of proxy, if the company demonstrates d cause for missing the deadline,

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which rld, if possible, refer to the most recent applicable authority, such as prior Division letters issued er the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or ign law.

(k) Question May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express yOUT own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

[The next page is 5731.}

From: Marcy Schmidt [Marcy.Schmidt@safeway.com]
Sent: Tuesday, December 01, 2009 3:46 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Wilkinson, Kim (SF); Laura Donald
Subject: Stockholder Proposal-Rossi
Attachments: Stockholder Proposal-Rossi.pdf

Hello Mr. Chevedden,

Per Laura Donald's request I am attaching the following, "Stockholder Proposal-Rossi." If you have any questions please call Laura Donald at (925) 469-7586.

Thank you!

Marcy Schmidt
Administrative Assistant
Safeway Inc.-Legal Division
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229
Phone: 925-467-3756
Fax: 925-467-3214
Marcy.schmidt@safeway.com



December 1, 2009

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Mr. Nick Rossi

FISMA & OMB Memorandum M-07-16

BY EMAIL

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Stockholder Proposal

Dear Mr. Rossi and Mr. Chevedden:

We received Mr. Rossi's letter, dated November 27,2009, submitting a stockholder proposal for consideration at Safeway Inc.'s 2010 Annual Meeting of Stockholders (the "Second Proposal"). However, we previously had received a letter from Mr. Rossi, on October 21,2009, which submitted a stockholder proposal for consideration at Safeway's 2010 Annual Meeting (the "First Proposal"). Rule 14a-8(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), states that, "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." Because Mr. Rossi had already submitted one proposal to Safeway, the First Proposal, Mr. Rossi's submission of the Second Proposal does not meet the requirements of Rule 14a-8(c) of the Exchange Act and may be excluded from Safeway's proxy materials for its 2010 Annual Meeting of Stockholders. Alternatively, please confirm whether Mr. Rossi is withdrawing his submission of the First Proposal and instead intends to submit the Second Proposal as his "one proposal" to be submitted to Safeway for its 2010 Annual Meeting of Stockholders.

In order for the Second Proposal to be properly submitted, Mr. Rossi must withdraw his submission of the First Proposal so that the Second Proposal may meet the requirements of Rule 14a-8(c). To comply with Rule 14a-8(f), you must transmit your response to this notice of a procedural defect within 14 calendar days of receiving this notice.

Additionally, assuming that Mr. Rossi withdraws the First Proposal and intends to submit the Second Proposal as his "one proposal" to be submitted to Safeway for its 2010 Annual Meeting of Stockholders, Mr. Rossi's cover letter to the Second Proposal indicates that Rule 14a-8 requirements are intended to be met including ownership of the required stock value until after

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

the date of the applicable shareholder meeting. However, Mr. Rossi's name does not appear in the Company's records as a stockholder, and we have not received from you the appropriate verification of ownership of Safeway Inc. shares. As such, the Second Proposal does not meet the requirements of Rule 14a-8(b) of the Exchange Act.

Under Rule 14a-8(b), at the time you submit your proposal you must prove your eligibility to the Company by submitting:

- either:
    - a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time you submitted the proposal, you continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting, for at least one year by the date you submitted the proposal; or
    - a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and
- your written statement that you intend to continue holding the shares through the date of the Company's annual or special meeting.

In order for the Second Proposal to be properly submitted, in addition to the withdrawal of the First Proposal, Mr. Rossi must provide us with the proper written evidence that he meets the share ownership and holding requirements of Rule 14a-8(b) with respect to the Second Proposal. Again, to comply with Rule 14a-8(f), you must transmit your response to this notice of a procedural defect within 14 calendar days of receiving this notice. We have attached a copy of Rule 14a-8 regarding stockholder proposals.

Very truly yours,



Laura A. Donald

cc: Kimberly Wilkinson (Latham & Watkins)

Enclosure

Note 1 *to* § *240. 14a-7.* Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 *to* § *240.1 4a-7.* When providing the information required by Exchange Act Rule 14a-7(a)(l)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(l), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 *to* § *240.14a-7.* If the registrant is sending the reguestingsecurity holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in §240. 14a-16, the registrant must accommodate that request.

Rule Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, edule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated ns, reflecting your ownership of the shares as of or before the date on which the one-year .ibility period begins. If you have filed one of these documents with the SEC, you may demtrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change 'our ownership level;

(B) Your written statement that you continuously held the required number of shares for the -year period as of the elate of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the : of the company's annual or special meeting.

(c) Question 3: How many proposals I submit?

Each shareholder may submit DO more than one proposal to a company for a particular reholders' meeting.

(d) Question 4: How long can my

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most :s find the deadline in last year's proxy statement. However, if the company did not hold an ual meeting last year, or has changed the date of its meeting for this year more than 30 days n last year's meeting, you can usually find the deadline in one of the company's quarterly)rts on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment comies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid troversy, shareholders should submit their proposals by means, including electronic means, that nit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a ilarly scheduled annual meeting. The proposal must be received at the company's principal cutive offices not less than 120 calendar days before the date of the company's proxy statement ased to shareholders in connection with the previous year's annual meeting. However, if the ipany did not hold an annual meeting the previous year, or if the date of this year's annual .ting has been changed by more than 30 days from the date of the previous year's meeting, then deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly eduled annual meeting, the deadline is a reasonable time before the company begins to print and j its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements lained in answers to Questions 1 through 4 of this Rule 14a-81

(1) The company may exclude your proposal, but only after it has notified you of the problem, you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the ipany must notify you in writing of any procedural or eligibility deficiencies, as well as of the : frame for your response. Your response must be postmarked, or transmitted electronically, no r than 14 days from the date you received the company's notification. A company need not vide you such notice of a deficiency if the deficiency be remedied, such as if you fail to mit a proposal by the company,s properly determined deadline. If the company intends to lude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with)py under Question 10 below, Rule 14a-8(j).

(2) If you fail in YOUr to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting ill whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases maya company rely to exclude my proposal?

(1) Improper Under State Law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to im-.ment the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's linary business operations;

(8) Relates to Election: If the proposal relates to a nomination or an election for membership the company's board of directors or analogous governing body or a procedure for such nomi-ion or election;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the npany's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph 0)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the 'posal;

(11) Duplication: If the proposal substantially duplicates another proposal previously sub-ted to the company by another proponent that wilJ be included in the company's proxy materials the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as .ther proposal or proposals that has or have been previously included in the company's proxy terials within the preceding 5 calendar years, a company may exclude it from its proxy terials for any meeting held within 3 calendar years of the last time it was included if the posal received:

(i) Less than 3% of the vote *if* proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously hin the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or re previously within the preceding 5 calendar years; and

(13) Specific Amount of Dividends: If the proposal relates to specific amounts of cash or stock idends.

(j) Question 10: What procedures must the company follow if it intends to exclude my posal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons ı the Commission no later than 80 calendar days before it files its definitive proxy statement and n of proxy with the Commission. The company must simultaneously provide you with a copy of its mission. The Commission staff may permit the company to make its submission later than 80 days ire the company files its definitive proxy statement and form of proxy, if the company demonstrates d cause for missing the deadline,

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which rld, if possible, refer to the most recent applicable authority, such as prior Division letters issued er the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or ign law.

(k) Question May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express yOUT own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

[The next page is 5731.}

From: ***FISMA & OMB Memorandum M-07-16***
To: Laura Donald
Cc: Marcy Schmidt
Sent: Tue Dec 01 21:20:11 2009
Subject: Nick Rossi Rule 14a-8 Proposal (SWY)

Dear Ms. Donald,
The November 27, 2009 text is the one proposal intended for rule 14a-8 publication.
Sincerely,
John Chevedden
cc: Nick Rossi

3558 Round Barn Blvd.
Suite 201
Santa Rosa, CA 95403
tel 707 524 1000
fax 707 524 1099
toll free 800 827 2655

MorganStanley
SmithBarney

December 2, 2009

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

To: Nick Rossi

All quantities are held long in the above noted account of Nick Rossi as of the date of this letter. All quantities continue to be held without interruption.

3M Company
Held 1000 shares, deposited 07/09/2002

AEGON NV ADR
Held 3000 shares, deposited 05/16/2002

AT&T INC
Held 1054 shares, since 09/30/2008

BAKER HUGHES INC
Held 1000 shares, deposited 05/16/2002

BANK OF AMERICA CORP
Held 2000 shares, purchased 11/25/2003

BRISTOL MYERS SQUIBB CO
Held 3000 shares, deposited 05/23/2002

CEDAR FAIR LP DEP UNIT
Held 2000 shares, deposited 05/22/2002

DAIMLER AG
Held 1683 shares, deposited 05/22/2002

DYNEGY INC DEL CL A
Held 1000 shares, purchased 12/10/2004

ENTERPRISE PROD PRTNERS, LP (ORIGINALLY – TEPPCO PARTNERS, LP)
Held 1240 shares (originally 1000 shares, deposited 07/09/2002)

FORTUNE BRANDS INC
Held 1652 shares, deposited 05/16/2002

GENUINE PARTS CO
Held 1000 shares, deposited 05/16/2002

HSBC HOLDINGS PLC 8.125%
Held 1000 shares, purchased 04/02/2008

HUBBELL INC A
Held 1000 shares, deposited 05/16/2002

IBERDROLA SA SPON ADR
Held 347 shares, deposited 04/27/2007

MARATHON OIL CO
Held 600 shares, deposit 08/15/2002

MERCK & CO INC NEW COM (ORIGINALY - MERCK & CO)
Held 576 shares (originally 500 shares, purchased 10/05/2004)

MOTORS LIQUIDATION CO (Previously General Motors)
Held 525 shares, deposited 05/16/2002

PFIZER INC
Held 500 shares, purchased 1/18/2005

PG&E CORPORATION
Held 600 shares, deposited 07/09/2002

PLUM CREEK TIMBER CO INC REI
Held 1000 shares, deposited 07/09/2002

SAFEWAY INC COM NEW
Held 1000 shares, purchased 01/06/2005

SERVICE CORP INT
Held 2000 shares, deposited 07/09/2002

SUBN PROPANE PTNRS LP
Held 1000 shares, purchased 03/04/2009

TERRA NITROGEN CO LP COM UNIT
Held 500 shares, deposited 07/09/2002

UGI CORPORATION NEW COM
Held 3000 shares, deposited 07/09/2002

UIL HLDGS CORP
Held 1666 shares, deposited 07/09/2002

UNILEVER PLC (NEW) ADS
Held 1800 shares, deposited 07/09/2002

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,



Mark S Christensen
Financial Advisor